John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

August 11, 2011

Via Edgar and Federal Express

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Maryse Mills-Apenteng Matthew Crispino

Re:	Zynga Inc.

Registration Statement on Form S-1

Filed on July 1, 2011

Amendment No. 1 to Registration Statement on Form S-1

Filed on July 18, 2011

File No. 333-175298

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated July 28, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on July 1, 2011, and Amendment No. 1 to the Registration Statement on Form S-1, filed on July 18, 2011. We are also electronically transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement. We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement originally filed with the Commission on July 1, 2011, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	We are in receipt of your request for confidential treatment dated July 18, 2011 in connection with Exhibits 10.15 and 10.16. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

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The Company acknowledges the Staff’s comment.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Company acknowledges the Staff’s comment. The Company will disclose the estimated price range prior to the circulation of any preliminary prospectus.

Cover Page

3.	Please revise the outside front cover page of the prospectus and the prospectus summary to disclose the three-class structure of your common stock. Also disclose the different voting rights associated with each class and the voting control to be exercised following the offering by holders of your Class B and Class C common stock.

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page of the prospectus to disclose the three-class structure and the different voting rights and voting control. The per share votes and voting control percentages will be added in a subsequent amendment once determined.

Inside Front Cover Graphic

4.	We have reviewed your art work for the front cover page graphic and have the following concerns. Please review the points listed below and revise your graphic to address these concerns. Refer also to Question 101.02 of the Division of Corporation Finance Securities Act Forms Compliance and Disclosure Interpretations, available on our website for general guidance. If you wish to discuss any of these points prior to submitting a revised graphic, please feel free to contact the legal staff listed at the end of this letter.

•

The “Zynga Stats” do not appear to be readily understood on their face, even taking into consideration the footnoted disclosure at the bottom of the graphic. The disclosure in the body of the prospectus on page 34 defining in specific detail each of the statistics appearing on the inside front cover appears to support this view. Furthermore, the term “neighbor connections” does not appear to be self-explanatory. To the extent you wish to retain statistics in the graphic, they must be self-explanatory and readily understood without further definition in the prospectus or footnote disclosure. Please revise accordingly or advise.

•

We note that the “Zynga Stats” provide information about your users, the vast majority of which use your games for free. The graphics should provide a balanced view of your business and should not be used to present only the most favorable

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aspects of your business or to give undue prominence to selected portions of your business or operations. Please tell us what consideration you gave to balancing the information conveyed through the graphic by including among your statistics the number of paying users or otherwise indicating that a small percentage of your players generate nearly all of your revenues.

•

It does not appear to be appropriate to include selectively extracted financial information, including non-GAAP financial information, in a graphic of this type. Not only must the non-GAAP information comply with the requirements of Item 10(e) of Regulation S-K, such as reconciliation to GAAP, but the financial information should also be presented contextually in light of other relevant financial information. Please remove the bar graph from the graphic. If you wish to retain this information in your document, consider relocating it to the summary section or another appropriate location of the prospectus along with appropriate explanatory disclosure.

In response to the Staff’s comment, the Company has revised the art work on the front cover page graphic to remove the “virtual items created every second” and replace “neighbor connections” with “in-game user-to-user connections” in the Zynga Stats. The Company believes the remaining Zynga Stats and “in-game user-to-user connections” are readily understood on their face and will be self-explanatory to prospective investors. In addition, in response to the Staff’s comment, the Company has removed the Non-GAAP financial information from the front cover page. In addition, the Company believes that the Zynga Stats included on the front cover page are consistent with the statistical information presented throughout the prospectus and are, in the Company’s opinion, appropriately balanced throughout the prospectus with additional and less favorable information about the Company’s business, including in the “Overview” section of the “Prospectus Summary,” regarding the Company’s small percentage of paying players and revenue concentration.

Letter to Potential Zynga Shareholders

5.	Please relocate the letter to a section of the prospectus following the risk factors. The lengthy description of your business culture and philosophy appears to be more appropriate for the body of the document.

In response to the Staff’s comment, the Company has moved the letter to after the section titled “Risk Factors” in the Amendment.

6.	We note your statements that you generated over $1.5 billion in bookings and that you generated positive operating cash flow since the fall of 2007. Please note our other comments relating to the use of non-GAAP measures. In addition, please balance these statements with disclosure regarding your net losses in prior years.

In response to the Staff’s comment, the Company has revised the disclosure in the letter to also include revenue, the most directly comparable GAAP financial measure. The

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Company also has removed the statement that it generated positive operating cash flow since the fall of 2007 from the letter.

Table of Contents, page i

7.	You use of the acronyms “DAUs,” “MAUs,” and “MUUs” to refer to your internally-measured user information and the terms “daily active users” and “monthly active users” to refer to data generated by AppData is confusing. Please use another means to distinguish between your internally generated user data and user data published by AppData. As an example, consider referring to “DAUs as measured by Zynga” and “DAUs as measured by AppData.” Please make appropriate changes throughout the prospectus, including the letter to potential shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page i of the Amendment to more clearly distinguish between internally generated user data and user data published by AppData. In addition, the Company has revised the disclosure throughout the Amendment in which user data published by AppData is provided to identify that information is measured by AppData.

Prospectus Summary, page 1

8.	We note your use of the non-GAAP measures bookings and adjusted EBITDA throughout the filing. Please revise your disclosures to include a presentation, with equal or greater prominence, to the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles (GAAP). We refer you to Item 10(e)(1)(i)(A) of Regulation S-K. Also, revise your disclosure throughout the prospectus to discuss the limitations associated with using bookings and adjusted EBITDA rather than GAAP measures.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment, where appropriate, to include with equal or greater prominence, the most directly comparable GAAP financial measures and to discuss the limitations associated with bookings and adjusted EBITDA rather than GAAP measures.

9.	With respect to third-party statements in this section and throughout the prospectus, such as the data attributed to AppData, IDC, In-Stat, Flurry Analytics and IBISWorld, Inc., supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.

In response to the Staff’s comment, the Company is supplementally providing the Staff with the relevant portions of the industry research data to support each of such statements. To expedite the Staff’s review, the Company has marked each report to highlight the applicable portion or section containing the information and cross-reference

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it to the appropriate location in the Amendment. The Company has not commissioned any of the reports cited.

10.	Please provide support for your claims here and in the business section that you “pioneered” social games and that “games have grown to become the second most popular online activity in the United States by time spent, even surpassing email.”

In response to the Staff’s comment, the Company’s statement, as revised in the Amendment, that it was one of the pioneers in online social games is based primarily on the following: (a) the Company was one of the first online social game companies in 2007, and (b) has had significant market leadership in the social game space, as measured by monthly active users, according the AppData, since 2008. In addition, the Company is supplementally providing qualitative industry data to support this statement and for the statement that “games have grown to become the second most popular online activity in the United States by time spent, even surpassing email.” Please also see the Nielsen report from August 2010 cited on page 73 of the Amendment.

11.	Please revise the summary section, which is subject to the plain English requirements of Rule 421(d) of Regulation C, to avoid unnecessary repetitiveness and duplication of the business section disclosure. The summary should be brief and is not required to, and should not, contain all of the detailed information in the prospectus. Refer to Item 503(a) of Regulation S-K. In addition, please define the acronyms in this section upon first use.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary to avoid unnecessary repetitiveness and duplication of the section titled “Business”, and to define acronyms upon first use.

Overview, page 1

12.	For a more balanced presentation of your current operations, please provide prominent disclosure concerning the following aspects of your business:

•	Substantially all of your revenue is derived from a small percentage of your players. Quantify the percentages for the periods covered in your financial statements;

•	Substantially all of your revenue and players are generated through Facebook; and

•	A small number of games has generated a majority of your revenue. Briefly describe and quantify your reliance on, and identify, the games.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amendment to disclose that substantially all of the Company’s revenue is derived from a small percentage of its players and to disclose that less than 5% of the Company’s players were paying players during the periods covered. Additionally, the Company has revised the disclosure in the Overview and throughout the Amendment to disclose that substantially all of the Company’s revenue and players are generated

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through Facebook. The Company believes the most important metric to disclose is the revenue generated from the Company’s top three games during a given period, which games vary over time. Accordingly, the Company has revised the disclosure on page 2 of the Amendment to provide the percentage of revenue from its top three games for each period.

13.	Please explain in this section what you mean by the statement that you operate your games as “live services.” Also, ensure that whenever you refer to a game as “popular” or “successful” in the prospectus, you clearly explain how you measured such popularity or success and that you disclose the time period applicable to the measurement. For example, we note your statement that a Zynga game has been the “most popular game” on Facebook every month since the beginning of 2009. Please clarify how you measured a game’s “popularity” for the purposes of making this determination, such as whether it was based on the number of daily active users or some other standard. Also, you state in this section that “according to AppData, we have the top five social games on Facebook based on daily active users.” Please revise to disclose the timeframe applicable to this claim, such as whether this was as of the date of the preliminary prospectus or some other time period. Also, clarify the standard you used in determining that the games “Words with Friends” and “Hanging with Friends” are the “top two games” in the word category in the Apple App Store for iPhone, and explain how you measured the popularity of “Empires & Allies” when you determined that it was the “second most popular” game on Facebook less than a month after its launch. This comment also applies to the business section.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to (a) explain what the Company means by “live services,” (b) explain the standards by which popularity is measured when used in the Amendment, and (c) disclose the time frames applicable to statements in the Amendment regarding the popularity of the Company’s games.

Our Core Strengths, page 4

14.	Please expand your disclosure under the subheading “Attractive Financial Model” to briefly describe your financial model and to identify and quantify your revenue streams in the free-to-play model.

In response to the Staff’s comment, the Company has removed the disclosure under the subheading “Attractive Financial Model” from pages 4 and 73 of the Amendment.

Risk Factors

“We have a new business model…,” page 15

15.

Please revise this risk factor to omit the comprehensive list of challenges that you face. Many of these challenges are repeated elsewhere in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the challenges

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identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such risk separately. Please make similar revisions to the risk factors on pages 22 and 29.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 22 and 28 of the Amendment to remove risks or challenges that are repeated elsewhere in the Amendment.

“We rely on a small percentage of our players…,” page 16

16.	You disclose in this risk factor that a small percentage of your players account for nearly all of your revenue. Please quantify the number and percentage of your paying players in the first quarter of fiscal 2011 and the three prior fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Amendment to quantify the historical approximate percentage of the Company’s players that are paying players. This percentage applies to all periods presented. In addition, the Company respectfully submits that it understands that other companies within the game industry, including social game companies, disclose the approximate percentage of paying players rather than an exact number or a specific percentage of paying players, and that this information conveys to prospective investors the potential risks of the Company’s revenue coming from a small percentage of the Company’s players.

“A significant majority of our game traffic is hosted…,” page 17

17.	You state in this risk factor that a significant majority of your game traffic is hosted by Amazon Web Services (“AWS”). Please discuss your contractual arrangements with this company in your prospectus. Also, file any agreements with AWS as exhibits to your registration statement or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure regarding the Company’s agreement with AWS on page 16 of the Amendment, including details regarding termination provisions. As disclosed in the Amendment, a significant majority of the Company’s game traffic is currently hosted by AWS. AWS provides the Company with computing and storage capacity, and not analytics or operating systems. The type of service provided by AWS is generally referred to as “Infrastructure as a Service” (IaaS). IaaS is part of a broad information technology infrastructure market segment that provides traditional hosting, co-location and managed services to a wide range of businesses, with the main distinction between an IaaS solution and traditional information technology infrastructure being only that IaaS is often not dedicated to a specific set of physical elements (e.g., data centers, servers, routers, software and network components). While AWS is a leading provider of cloud-based storage solutions, other companies provide comparable offerings (both cloud-based and traditional options), including companies with resources that are equal to or greater than

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AWS’s, such as AT&T Global Services, Hewlett Packard, Terremark (owned by Verizon), Microsoft and Google.

In light of the foregoing, the Company believe that several other companies could provide the Company with services that are substantially similar to those it receives from AWS, at a cost to the Company that is not materially higher than the cost incurred with AWS. In addition, as described in various places in the Amendment, including in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the Company has made and expects to continue to make a significant investment in its own data centers, including to increase their capacity. As the Company continues to increase its data center capacity, the Company expects to host an increasing amount of its data and traffic, including for many of its new games, in servers located in its data centers.

Pursuant to the agreement, AWS must provide the Company with 180 days’ advance notice prior to terminating the agreement, and the agreement has no specified termination date. If the Company were to receive notice from AWS of its intent to terminate the agreement, the Company believes that, while a transition of all traffic and data currently hosted by AWS to the Company’s data centers and alternative hosting providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its agreement with AWS, and is, therefore, not required to file the agreement as an exhibit to the Registration Statement under Item 601 of Regulation S-K.

“Our core values of focusing on our players first…,” page 18

18.	Please provide examples in this risk factor of the types of investments or changes in strategy that you have made in the past to benefit players despite the potential negative effect on your operating results. Also, please provide examples of how your philosophy of putting players first could negatively impact your relationships with distribution partners or other third parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment. In addition, the Company has removed the reference to how this philosophy could negatively impact the Company’s relationships with distribution partners or other third parties.

“If we lose the services of our founder…,” page 18

19.	Please disclose whether or not you carry key man insurance.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment to disclose that the Company does not carry key man insurance on Mr. Pincus or any other member of the Company’s senior management team.

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“Expansion into international markets is important for our growth…,” page 19

20.	We note the comprehensive list of risks you face in expanding your business into international markets. Please consider whether any of these risks should be addressed in a separate risk factor.

The Company has carefully reviewed the risks associated with its expansion into international markets and believes that they are adequately addressed and appropriate within this risk factor.

“The three class structure of our common stock…,” page 28

21.	You disclose on page 124 that you have entered into a voting agreement with your preferred stockholders. Please disclose the agreement in this risk factor and discuss any related risks to investors in your Class A common stock. Also, file the voting agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the voting agreement will terminate in accordance with its terms upon the closing of the offering and no rights or obligations will survive or be in effect after such closing. The Company refers the Staff to the disclosure on page 128 of the Amendment. In addition, the Company respectfully advises the Staff that its obligations under the voting agreement are ministerial in nature and limited to the placement of a legend on the stock certificates issued to the parties to the voting agreement. Accordingly, the Company believes that the voting agreement is not material and is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K.

“The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.”, page 31

22.	Your disclosures indicate that you are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. Revise your disclosures to clarify whether you identified any material weaknesses or significant deficiencies as of March 31, 2011.

In response to the Staff’s comments, the Company has revised the disclosure on pages 30 and 31 of the Amendment to disclose a material weakness as of March 31, 2011 that was identified after the initial filing of the Registration Statement. The Company has not identified any significant deficiencies as of March 31, 2011.

Market Data, User Metrics and Zynga Stats

Market Data, page 34

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23.	We note your statement in this section that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Amendment.

User Metrics, page 34

24.	Please briefly explain the reasons why your internally generated DAU and MAU information does not match information from AppData.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Amendment to explain the differences between the Company’s internally generated user metrics and those published by AppData.

Zynga Stats (inside front cover) page 34

25.	Refer to our comment above regarding your inside front cover graphics. Graphics used on the inside front cover should not necessitate reference to a separate section of defined terms. Your revised graphics should eliminate the need for the disclosure in this section. Please confirm your understanding or advise.

In response to the Staff’s comment, the Company has revised the disclosure on the inside front cover page and on page 35 of the Amendment.

Use of Proceeds, page 36

26.	We note that you intend to use the proceeds of the offering for general corporate purposes, including working capital, game development, marketing activities and capital expenditures. Please expand your discussion to estimate the portion of the proceeds to be used for such listed purposes, including the portion you intend to contribute to charitable causes. Refer to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that the Company has not yet made any decisions with respect to the specific allocation of the net proceeds of the offering. In addition, based on the Company’s current cash and cash equivalent balances, access to its credit facility, and anticipated cash flows from operations, the Company does not expect that it will need to use any of the net proceeds of the offering for any particular general corporate purpose for the next 12 months, and the listed purposes are disclosed to provide prospective investors with examples of the general corporate purposes that the Company may ultimately apply the net proceeds towards. However, the Company is considering whether a specific amount of the net proceeds of the offering will be

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contributed to charitable causes and will include disclosure in the section titled “Use of Proceeds” to disclose such allocation once determined.

Management’s Discussion and Analysis of financial condition and Results of Operations

Overview, page 46

27.	We note from your disclosures on page 47 that substantially all of your revenues are derived from a small percentage of players. Since you disclose on page 49 that game monetization generates most of your revenue and is affected by the number of paying players and the amount each spends it would appear to be critical information to investors to see some quantified measures of paying players over the periods and the amounts they spent, with analysis of how those two elements impacted game monetization. Revise your disclosures to quantify the number and percentage of paying players and spending per player for each period presented and with analysis of any trends or uncertainties identified since this will be a critical component of your future growth. In addition, discussion of the international player proportions to total players and historical trends in numbers and spending amounts would also appear to be of significance to investors since international players “have historically lagged” the U.S. player monetization. Please revise or tell us why such additional disclosure would not be meaningful. We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company respectfully submits that the “free to play” model is designed so that the players who do not directly pay to play the game contribute to the experience of our paying players. This free to play approach enables a higher degree of player interaction. As such, each player, whether he or she pays or does not pay, generates value to the Company. For internal management purposes, the Company primarily focuses on total DAUs, MAUs and bookings. These metrics are disclosed by period, and investors can calculate ratios such as revenue or bookings per active user using those disclosed metrics. Additionally, the Company has revised the disclosure on page 47 and throughout the Amendment to disclose that less than 5% of the Company’s players are paying players. This is true for both U.S. and international players and for all periods. However, the Company focuses on growing total active users and bookings, driven by the overall creation of content and virtual goods that enhance the game-play experience, and does not target a specific percentage of paying players. For example, if a social games company tried to optimize the percentage of paying players they could choose to limit the number of non-paying players, which the Company believes would result in long-term harm to the financial performance of a social game company but may result in a higher percentage of paying players in the short term.

28.	Revise your disclosures to discuss any significant trends or uncertainties in the two or three games that generate substantially all of your revenues. Quantitative disclosures and analysis with respect to the individual games seems to be important and material information to the users of your financial statements since you generate substantially all of your revenues from only a small number of games. We refer you to Section III.B of SEC Release 33-8350.

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In response to the Staff’s comment, the Company has reviewed Section III.B.1 of SEC Release No. 33-8350 and, accordingly, revised the disclosure on page 48 of the Amendment to disclose the revenue concentration for the Company’s top three games over each of the applicable periods.

How We Generate Revenue, page 47

29.	Your disclosures indicate that revenue growth will depend largely on your ability to retain existing players, attract new players, convert-paying players and increase revenues per player. These appear to be important measures of your operating performance. Revise your disclosures to provide a quantitative and qualitative discussion and analysis of the changes in these metrics of players for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer to your Section III.B.1 of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comments and has reviewed Section III.B.1 of SEC Release No. 33-8350. The Company respectfully submits that the disclosures provide specific and quantified information on the number of players through the metrics daily active users, monthly active users, and monthly unique users on a quarterly basis. Based on these metrics, investors can also calculate the net change in players by period. The disclosures also provide information on revenue and bookings by period. This information provides the ability to calculate revenue and bookings per player, which are consistent with the metrics that the Company management team focuses on to measure the performance of the business. In response to the Staff’s comment on paying players, the Company has added disclosures to the Amendment noting that less than 5% of players have been paying players during each period.

Key Operating Metrics, page 48

30.	You disclose on page 49 the 2010 Facebook policy change limiting the level of communication among users that caused a decline in the number of players. The impact of known trends, demands, commitments, events, and uncertainties, such as this change in the business relationship with Facebook and the launch of CityVille in December 2010, which are reasonably likely to materially affect the quality and potential variability of your earnings and cash flows should be discussed in MD&A. To the extent possible, you should quantify their material effects. Similarly, where you note other trends or changes in key financial metrics or revenues and costs you should discuss their reasonably likely material effect on future earnings and cash flows and the business as a whole. For example, we note the quarterly growth rate of “Booking and Revenues” and “Adjusted EBITDA” on page 48 slowed from 2009 to 2010. We also note that annual revenue growth rates for 2008 to 2009 and 2009 to 2010 also declined. To the extent these represent trends that are expected to impact future results and cash flows revise MD&A accordingly. See Item 303 of Regulation S-K.

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In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amendment to address the impact of Facebook’s policy change on its overall growth rates.

Factors Affecting Our Performance, page 49

31.	Revise your disclosures to quantify the amount of revenues generated through the Facebook platform for each period presented. This appears to be important and material information to the users of your financial statements since you generate substantially all of your revenue and players through the Facebook platform and expect to continue to do so in the foreseeable future. We refer you to Section III.B of SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comments and has reviewed Section III.B of SEC Release 33-8350. The Company believes that disclosing that “substantially all” of the Company’s revenue is generated from players playing on the Facebook platform provides prospective investors with the most important and material information about the scope of the Company’s revenues generated through the Facebook platform.

32.	Please provide more detail on your plan to invest in your network infrastructure. For example, describes the steps you intend to take over the next 12 months and the related costs. Similarly, provide more specific information on the investments you have made, and intend to make over the next 12 months, in developing new distribution channels.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amendment.

Results of Operations, page 51

33.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For instance, you disclose that your online game revenues increased in the three months ended March 31, 2011 compared with the three months ended March 31, 2010 as a result of an increase in bookings growth from existing games and the launch of several successful new games including CityVille, FrontierVille and Treasure Isle in 2010. Your disclosures further indicate that the increase in your online game revenues is attributable to a decrease in the weighted-average life of a virtual good included in bookings offset by the adoption of Facebook Credits as your primary in-game payment method beginning in the third quarter of 2010. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 54 of the Amendment.

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34.	In order to provide more transparent analysis of factors impacting your operating results throughout your discussion of revenues, please revise to address the impact of the “Factors Affecting Our Performance” disclosed on page 49. For example, where you discuss new game launches and additions of new content you should consider discussion of the timing of those launches and content additions within the respective periods so an investor can understand the impact on revenues over the periods discussed.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amendment to make reference to the section titled “Overview” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which highlights the dates for the occurrence of key business events, game launches and milestones. The Company has also added disclosure on pages 53 and 56 of the Amendment of the timing of the launches of key new game launches that impacted revenues over the periods discussed.

35.	Revise your disclosures to explain why advertising revenues increased as a result of in-game offers and other advertising activities during the three months ended March 31, 2011. Your disclosure should provide analysis of the underlying causes for material changes that impact your statement of operations. We refer you to Section III.B.4 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has reviewed Section III.B.4 of SEC Release 33-8350 and has revised the disclosure on page 54 of the Amendment.

36.	Please revise your disclosures to clarify the extent to which increases in your online game and advertising revenues were attributable to changes in prices and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has reviewed Item 303(a)(3)(iii) of Regulation S-K and has revised the disclosure on pages 53 and 54 of the Amendment.

37.	Revise MD&A to discuss the significant changes in revenues by geographic area. Your disclosures on page F-35 appear to indicate that a discussion by geographic area is important information necessary to an understanding of the business. We refer you Section II.F.1 of SEC Release 33-6835.

In response to the Staff’s comment, the Company has reviewed Section II.F.1 of SEC Release 33-6835 and has revised the disclosures on page 55 of the Amendment.

Provision for income taxes, page 54

38.

We note from your income tax and geographic information disclosures in Notes 7 and 12 on pages F-22 and F-35, respectively, what appear to be disproportionate relationships among domestic and foreign pre-tax income, tax rates and revenues. From Note 12, “All other countries” revenues were 13.5%, 27% and 32.7% of fiscal 2008, 2009 and 2010

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total revenues, yet “International” pre-tax income(loss) comprise nearly 0% for 2008 and 2009 and a 12% loss effect on 2010 as disclosed in Note 7. From Note 7, “Income taxed at foreign rates” caused no significant income tax effect for 2008 and 2009 but did cause an increase over the 2010 U.S. federal statutory rate. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes. Revise MD&A to explain the foregoing issues for the periods reported. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33- 8350.

The Company respectfully advises the Staff that the seemingly disproportionate relationship among domestic and foreign pre-tax income and revenues is due to the fact that the Company began forming non-U.S. operating companies in 2010. Accordingly, revenue from non-U.S. players prior to mid-year 2010 was earned by the U.S. parent company, resulting in virtually no foreign profit before tax. Further, the new foreign entities created in 2010 were essentially start-up companies, generating losses in 2010. The 2010 tax impact of these losses being generated in tax jurisdictions with lower statutory rates than the U.S. rate is an increase in tax expense and, in turn, the effective tax rate. In response to the Staff’s comment, the Company has revised the disclosure in the section titled “Provision for Income Taxes” on page 55 of the Amendment and Note 7 of the Notes to Consolidated Financial Statements to address the impact of our geographic income mix on the effective tax rate for 2010.

Liquidity and Capital Resources, page 59

39.	Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this respect, revise your disclosures to disclose the days sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. In addition, where there has been material variability in historical cash flows, including material changes in working capital items, your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has reviewed Section IV.B of SEC Release No. 33-8350 and has revised the disclosure on page 62 of the Amendment to provide additional qualitative support for changes in accounts receivable resulting from our adoption of Facebook Credits.

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40.	We note from your disclosures on page 27 that your corporate structure and intercompany arrangements, including the manner in which you develop and use your intellectual property and the transfer pricing of your intercompany transactions, are intended to provide you with worldwide tax efficiencies. Revise to provide liquidity disclosures discussing the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The Company respectfully submits to the Staff that the total unremitted foreign earnings as of December 31, 2010 were approximately $75,000, and the potential tax impact associated with the repatriation of these undistributed earnings is approximately $26,000, which is not material to the Company’s overall financial statements. As a result of the immaterial amount, the Company does not believe that the disclosure of this information for 2010 is required or helpful to investors.

Critical Accounting Policies and Estimates

Revenue Recognition, page 62

41.	Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant estimates and assumptions that management makes in determining the average period that a paying player typically plays your games and the estimated average life of your virtual goods. In addition, revise your disclosures to discuss the estimates and assumptions that you consider in differentiating between revenues attributable to durable and consumable virtual goods. We refer you to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has reviewed Section V of SEC Release No. 33-8350 and has revised the disclosure of its critical accounting policy for revenue recognition on page 65 of the Amendment to describe in greater detail the significant estimates and assumptions that management makes in determining the average playing period for the Company’s paying players.

With respect to the Company’s estimates and assumptions considered in differentiating between revenue attributable to durable and consumable virtual goods, the Company categorizes each virtual good as either consumable or durable based on its analysis of the characteristics of the virtual good. This analysis typically does not involve any estimates or assumptions. The Company has revised its critical accounting policy disclosure on page 65 of the Amendment to include a description of the characteristics of consumable virtual goods.

Valuation of Our Common Stock and Series Z Preferred Stock, page 65

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42.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that it first met with certain of the underwriters on May 27, 2011 regarding the proposed initial public offering. An estimated price range has not yet been determined. The Company acknowledges the Staff’s comment and will address the comment in a future amendment to the Registration Statement once an estimated price range is known.

43.	Revise your table on page 66 to include the intrinsic value of all shares underlying the outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the award outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

The Company acknowledges the Staff’s comment and has revised page 68 of the Amendment to include proposed disclosure to provide the intrinsic value of the shares underlying the outstanding vested and unvested options. However, the Company supplementally advises the Staff that an estimate price range has not yet been determined and, therefore, cannot complete the disclosure at this time. The Company will update the disclosure in a future amendment to the Registration Statement once an estimated price range is known.

44.	Revise your disclosures to provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date. This reconciliation should quantify the expected returns and significant factors considered and assumptions made in determining the fair value of the underlying common stock. For instance, your disclosures should quantify the changes in your invested capital and the weighting related to a potential exit event from a strategic acquirer or initial public offering. In addition, revise your disclosures to describe any significant intervening events within the company contributing to the difference in fair value at each valuation date

In response to the Staff’s comment, the Company has revised the disclosures on pages 69 and 70 of the Amendment to address additional significant factors the Company considered and assumptions made in determining the fair value of the underlying common stock and Series Z Preferred Stock, applicable. The Company supplementally advises that beginning in March 2011, the Company’s exit strategy became more defined, and accordingly, we assigned probabilities to various exit events.

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Business

Our Social Games, page 74

45.	You indicate in this section that “Empires & Allies” surpassed 21 million MAUs within the first 20 days after launch. Since you define MAUs as the number of individuals who played a particular game during a 30-day period, it is unclear how you reached this conclusion. Please advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amendment to disclose MAUs for Empires & Allies for the first month after launch.

Advertising, page 82

46.	In regard to the Café World promotion, please identify the source of the “third-party research” referred to in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amendment.

Management

Board of Directors, page 93

47.	We note your disclosure that Mr. Meresman has been serving on the board of directors of various public companies during the past five years. Please disclose the names of these public companies. Refer to Item 401(e)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amendment.

Non-Employee Director Compensation, page 97

48.	Please disclose the circumstances surrounding the issuance of restricted stock units to Mr. Hoffman in fiscal 2010. Also, address why neither Messrs. Hordon nor Feld received equity grants last year. Refer to Item 402(k)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amendment.

Executive Compensation, page 98

General

49.	You state that you expect your compensation practices and design will change as you transition to being a public company. Please discuss in greater detail, to the extent

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known, how your compensation practices are expected to change following your initial public offering.

The Company respectfully acknowledges the Staff’s comments. As noted in the section titled “Executive Compensation - Role of the Board” and, more specifically, the list of factors the Company’s board of directors may consider in setting compensation on page 102 of the Amendment, the Company has disclosed that it expects that, following this offering, the recently formed compensation committee may review and consider in setting executive compensation, in addition to the bulleted items, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of the Company’s common stock and the compensation levels at public peer companies. Additionally, the Company has noted on pages 103 and 104 of the Amendment that the Company has not previously relied on formal peer company data, but in connection with this offering, the Company’s Chief Executive Officer and Chief People Officer have been working with Compensia and the Company’s board of directors to develop a set of peer group companies for use following this offering. The Company expects that management and the board of directors will review the peer company data for these companies as relevant data points, without necessarily benchmarking to any given level of compensation. Finally, the Company has disclosed on page 110 of the Amendment that the Company’s board of directors will consider (although will not commit to be bound by) the newly applicable requirements of Internal Revenue Code Section 162(m) when setting executive compensation.

2010 Summary Compensation Table, page 108

50.	Please advise whether Mr. Van Natta’s compensation includes compensation paid to him in connection with the consulting services provided to the company by Lumninor Group LLC during fiscal 2010. Refer to Item 402(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amendment to include the compensation paid to Mr. Van Natta in connection with the consulting services provided to the Company by Luminor in his “other compensation” listed in the table.

51.	Please identify by footnote to the summary compensation table or otherwise the dates when Messrs. Wehner, Van Natta and Chiang were hired in 2010.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amendment.

Certain Relationships and Related Person Transactions

Loan to Officer, page 124

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52.	We note the disclosure regarding the loan to Mr. Verdu. Please disclose the business purpose of the loan. Also, file the promissory note as an exhibit to the registration statement. Refer to Item 601(b)(10)(i)(A) of Regulation S-K. Finally, provide us with a detailed analysis as to how the loan is consistent with Section 13(k) of the Exchange Act. As you may be aware, upon filing of your registration statement, you achieved the status of “issuer” as defined in Section 2 of the Sarbanes-Oxley Act of 2002.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Amendment to disclose the business purpose of the loan to Mr. Verdu. The Company also respectfully advises the Staff that Mr. Verdu was not an executive officer of the Company when the Registration Statement was filed, and has not been so designated by the Company’s board of directors. In addition, Mr. Verdu is not a beneficial owner of more than 10% of any class of equity security of the Company. Consequently, Mr. Verdu does not qualify as an officer or security holder named in the Registration Statement for the purposes of Item 601(b)(10)(ii)(A) and no filing of the loan agreement as an exhibit to the Registration Statement is required.

Additionally, although the Company has achieved the status of “issuer” as defined in Section 2 of the Sarbanes-Oxley Act of 2002, Mr. Verdu does not qualify as an “executive officer (or equivalent thereof)” of the Company for the purposes of Section 13(k) of the Securities Exchange Act of 1934, as amended, and therefore, the loan is not inconsistent with the limitations set forth therein. The loan to Mr. Verdu is included in this section solely because Mr. Verdu was an executive officer at the time the loan was made, and it is therefore required to be disclosed under Section 404 of Regulation S-K.

Other Transactions, page 124

53.	Please file your Consulting Services Agreement with Luminor Group LLC and your lease agreement with Mr. Pincus as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the lease agreement with Mark Pincus as an exhibit to the Amendment. The Company respectfully advises the Staff that the Consulting Services Agreement was entered into with Luminor Group LLC, of which Mr. Van Natta was a general partner, but the agreement was not entered into personally with Mr. Van Natta. In addition, even if the Mr. Van Natta should be deemed a party to the agreement for the purposes of Item 601(b)(10)(ii)(A) of Regulation S-K, the Company believes that the agreement was “immaterial in amount and significance” as contemplated by Item 601(b)(10)(ii) of Regulation S-K as the total amount paid for services under the agreement was $100,000.

54.	Please expand your disclosure regarding your review, approval or ratification of related party transactions to disclose your plans for establishing such policies and procedures. Refer to Item 404(b) of Regulation S-K. Clarify the standards to be used and transaction types that will be reviewed by the Audit Committee until such time as you have developed written policies and procedures.

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In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Amendment.

Principal and Selling Stockholders, page 126

55.	Please disclose the natural persons(s) who have voting and dispositive power over the shares of your common stock held by KPCB Holdings, Inc. and DST Global Limited. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Also, we note that footnotes 4, 5, 6, 7, 14 and 16 contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 132 of the Amendment to disclose the natural persons(s) who have voting and dispositive power over the shares of common stock held by KPCB Holdings, Inc. The Company has also removed the disclosure related to DST Global Limited, since it is not a 5% holder of any class of the Company’s securities. Lastly, the Company has removed all disclaimers of beneficial ownership from the applicable footnotes.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

56.	Please explain why you have not provided a separate caption in the financial statements for your Class C common stock. We refer you to Rule 5-02.30 of Regulation S-X.

The Company supplementally advises the Staff that no separate caption for Class C common stock was presented in the financial statements because the certificate of incorporation effecting the authorization of the Class C common stock, and retitling of Class B common stock as Class C common stock, has not been filed with the Secretary of State of Delaware as of the filing date of the Registration Statement or the Amendment. Upon the approval and filing of the certificate of incorporation to effect the three class structure, the Company will provide a separate caption in the financial statements. In addition, the Company has included disclosure on page 8 of the Amendment to clarify that the effect of the three-class structure has not been reflected in the Company’s financial statements or notes thereto.

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Consolidated Statements of Operations, page F-4

57.	Explain why you have not presented basic and diluted earnings per share for your Class C common stock. If basic and diluted earnings per share for the Class A, Class B and Class C common stock are the same, you should provide transparent disclosure to that effect on your statement of operations and in your footnote disclosure. We refer you to the guidance in ASC 260-10-45.

The Company supplementally advises the Staff that no presentation of basic and diluted earnings per share for the Class C common stock was made in the financial statements because the certificate of incorporation effecting the authorization of the Class C common stock, and retitling of Class B common stock as Class C common stock, has not been filed with the Secretary of State of Delaware as of the filing date of the Registration Statement or the Amendment. Upon the approval and filing of the certificate of incorporation to effect the three class structure, the Company will provide appropriate disclosure or note they are the same in accordance with the guidance.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

58.	We note that prior to October 1, 2009, you did not have the data to determine the consumption dates for your consumable virtual goods or to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Explain the nature and type of the data collected for your virtual goods that allows you to separately account for the durable and consumable goods. Describe how you distinguish between consumable and durable virtual goods. Explain why you believe that virtual consumable goods represent goods that can be consumed by a specific player action. Quantify the amount of revenues attributable to durable and consumable virtual goods for each period presented. As part of your response, tell us your consideration of whether there is any continuing performance obligation associated with the sale of consumable virtual goods.

The Company supplementally advises the Staff that the data that allows the Company to separately account for durable and consumable goods is a report providing the breakdown of the various purchased virtual goods in its games for a given time period. The Company did not have adequate reporting until late 2009 that allowed it to determine the quantity of each of its virtual goods purchased in its games. The distinction between consumable and durable virtual goods is that consumable virtual goods are eliminated from a player’s game board after a specific point in time, while durable virtual goods remain in the game for as long as the player continues to play. Players purchase consumable virtual goods to allow them to perform other functions in the game or to perform other functions more quickly than they may otherwise be able to do. Examples of consumable goods include:

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•

Energy Refills. Many of the Company’s games require energy to perform in-game actions such as harvesting, building, collecting, fighting, etc. Players are provided a limited quantity of energy, which is replenished for free over a specific period of time. Once a player has used all of his or her energy, game play is significantly limited. The player has the option to either wait for a specified period of time for the energy to be automatically replenished or the player may purchase the energy for immediate replenishment. Once a player performs in-game actions requiring energy (harvesting, building, collecting, fighting, etc.), the purchased energy is no longer available to the player.

•

Finish Now (Time Skipping Items). There are many instances in which players are required to wait a certain period of time before completing certain game actions. Harvesting crops in FarmVille is one example, where the crops require hours or days to grow before they can be harvested. A player can pay to instantly grow their crops, foregoing the time required for the crops to grow on his or her own. Once this purchase is made and the player elects to instantly grow crops with the “Finish Now” feature, the “Finish Now” feature no longer appears in the game.

•

Items Consumed By Game Actions. Certain games require specific items to be obtained in order to perform in-game actions. For example, a specific job in Mafia Wars may require the player to use an Untraceable Cell Phone. The player may either earn the Untraceable Cell Phone through game play or purchase it directly, foregoing the time and effort required to earn the item. Once the player performs the specific job, the Untraceable Cell Phone is removed from the player’s game board and cannot be accessed by the player after it is consumed.

Since consumable virtual goods are not included in the player’s game board once the goods have been utilized, the Company has determined that it has no continuing implicit or explicit performance obligations after the point at which consumable virtual goods have been utilized. The Company supplementally advises the Staff that pages 53 and 56 of the Amendment include the weighted-average life of all virtual goods sold, including consumable and durable virtual goods. Accordingly, the Company has not specifically quantified the amount of revenue attributable to consumable and durable virtual goods.

59.	Revise your revenue recognition policy to clarify how you account for each type of advertising service. In this respect, we note from your disclosures on page 82 that your advertising offerings include branded virtual goods and sponsorships, engagement advertisements and mobile advertisements.

In response to the Staff’s comment, the Company has revised the disclosure of its revenue recognition policy on page F-13 of the Amendment to include a description of how the Company recognizes revenue for each of these advertising offerings. Additionally, the Company supplementally advises the Staff that advertising revenue

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accounted for 4% and 5% of the Company’s total revenue for the 12 months ended December 31, 2010 and for the three months ended March 31, 2011, respectively.

60.	Explain why certain branded in-game sponsorships that involve virtual goods are deferred and recognized over the estimated life of the branded virtual good, similar to online game revenue.

The Company supplementally advises the Staff that certain of the Company’s branded in-game sponsorship campaigns require it to deliver branded virtual goods to players during a specified campaign period, free of charge to the game player. After the end of the campaign period, players may no longer obtain the virtual good, and the Company is compensated by the advertiser. When such branded virtual goods remain in the game as long as the player continues playing the game, the Company is providing value to the advertiser over an extended period of time by continuing to display the branded virtual good in the player’s game board. Accordingly, the Company defers revenue for such arrangements and recognizes the revenue over the estimated average playing period of the paying player for the applicable game, which is its best estimate of the estimated average life of the branded virtual good.

61.	Clarify how you recognize revenues for certain promotions to customers that include the sale of in-game virtual currency via the sale of a game card and also other deliverables such as a limited edition in-game virtual good.

The Company supplementally advises the Staff that players may purchase game cards that on certain occasions will provide them with a specific virtual good in addition to the virtual currency they are entitled to receive upon redemption of the game card into one of the Company’s games. For such arrangements, the Company applies its best estimate of selling price to the deliverables and allocates consideration based on the relative selling price method. The Company then determines whether the in-game virtual good is consumable or durable. If the virtual good is determined to be consumable, the Company recognizes the allocated fair value of that good upon consumption. If the virtual good is determined to be durable, then the Company recognizes the allocated fair value of that good over the estimated average playing period of a paying player. The allocated fair value of the virtual currency is recognized as revenue following the conversion of the virtual currency into a virtual good. The allocated fair value of the virtual goods purchased with the virtual currency is also recognized as revenue based upon the characteristics of the virtual goods purchased with the virtual currency.

62.	Explain how your recognize revenues for arrangements with customers to sell in-game branded advertising services that include one specified fee that covers various campaign dates across various games.

The Company supplementally advises the Staff that, for such arrangements, the Company applies its best estimate of selling price to the various campaigns and allocates consideration to each based on the relative selling price method. The

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Company then recognizes each campaign independently of the others in accordance with its advertising revenue recognition policy stated on page F-13 of the Amendment.

63.	Clarify how you recognize revenues on arrangements with partners such as Groupon. Explain the relative terms and conditions of such arrangements. Tell us the amount of revenues recognized on such arrangements for each period presented.

The Company supplementally advises the Staff that it had one agreement in place with Groupon that expired in May 2010 and resulted in an immaterial (less than $1,000) amount of revenue recognized. The Company recognizes revenue generated from arrangements with advertisers in accordance with its advertising revenue recognition policy stated on page F-13 of the Amendment. As noted on pages 53 and 56 of the Amendment, substantially all of the Company’s revenues for each period was derived from online games.

Note 6. Goodwill and Other Intangible Assets, page F-22

64.	Revise your disclosures to present the changes in the carrying value of goodwill for each period in which a statement of financial position is presented. In this respect, you should disclose the changes in goodwill that occurred during the years ended December 31, 2010 and 2009. See ASC 350-20-50-1.

In response to the Staff’s comment and as required by ASC 350-20-50-1, the Company has revised the disclosures on page F-23 of the Amendment to present the changes in the carrying value of goodwill for 2010. From inception through 2009, there were no additions to goodwill.

Note 8. Stockholders’ Equity, page F-25

65.	Revise your disclosures to discuss the pertinent rights and privileges associated with the various classes of your common stock. We refer you to ASC 505-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amendment.

Convertible Preferred Stock, page F-25

66.	We note from your disclosures that your Series B-2 shares have a contingent conversion feature that would allow the investor to redeem the shares for cash up to the original issue price of $150 million under certain conditions. Please provide us your analysis and explain how you determined that an equity classification is appropriate for the Series B-2 shares. As part of your response, cite the specific accounting guidance that you relied upon.

The Company supplementally advises the Staff that it considered the guidance in ASR 268 to evaluate the classification of its Series B-2 Preferred Stock. ASR 268 requires

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preferred stock that is redeemable for cash to be classified outside permanent equity if it is redeemable under any of the following conditions:

1.	at a fixed or determinable price on a fixed or determinable date, or

2.	redeemable at the option of the holder, or

3.	upon the occurrence of an event that is not solely within the control of the issuer.

In evaluating the provision of ASR 268, the Company noted that its Series B-2 Preferred Stock issued to a certain investor is not redeemable at a fixed or determinable price on a fixed or determinable date nor is it redeemable at the option of the holder. The investor of its Series B-2 Preferred Stock has the option to redeem its shares at the original issue price of $150 million for cash if during a specified period of time, the Company enters into an arrangement with a named party or other third party that would preclude the Company from offering substantially all of the Company’s game or the Company’s top five games on a specified social application platform. Because the Company had control in deciding whether to enter into an arrangement with a named party or other third party that might trigger the redemption of its Series B-2 Preferred Stock by this investor, the Company believes that it did not meet criteria #3 of ASR 268. Accordingly, the Company concluded that the Company’s Series B-2 Preferred Stock should be classified as permanent equity on the balance sheet of the Company’s financial statements.

Founder’s Shares, page F-27

67.	Explain the accounting basis for the stock compensation and vesting distinction recognized for the Founder’s Class A Shares. In this regard, it is not clear why the Class B shares are not similarly accounted for as compensation. Please advise and revise your disclosure accordingly.

The Company respectfully advises the Staff that the terms of the “Founder’s Restricted Stock Purchase Agreement,” the Founder purchased the Company’s Class B common stock for $0.00313 per share, the then-deemed fair value of the Class B common stock, in exchange for cash consideration. There was no vesting associated with the issuance of the Company’s Class B common stock and, accordingly, the Company did not account for the issuance of the Company’s Class B common stock as compensation. Also pursuant to the terms of the Founder’s Restricted Stock Purchase Agreement, 50% of the Class A common stock issued to the Founder was fully vested upon issuance. The remaining 50% of the Class A common stock is subject to a service condition over a period of 48 months. The Company recorded compensation expense related to the Class A common stock subject to a service condition ratably over 48 months in accordance with ASC 718.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Amendment to add greater detail describing the accounting basis

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for the stock compensation and vesting distinction recognized for the Founder’s Class A and Class B common stock.

Stock-Based Compensation, page F-27

68.	Please clarify your disclosures on page F-28 that indicate there were no stock options granted in the three months ended March 31, 2011. In this respect, the disclosures in your table on page F-29 appear to indicate that there were 1,000 stock options granted in the three months ended March 31, 2011.

The Company respectfully advises the Staff that the disclosure on page F-30 of the Amendment indicates that there were no stock options granted in the three months ended March 31, 2010, not 2011 as indicated in the Staff’s comment. The Company included this language to help explain why it had not disclosed the weighted-average assumptions used to estimate the fair value of stock options granted for the three months ended March 31, 2010 in the table above this disclosure.

69.	Your disclosures on page F-30 indicate that in December 2010, you cancelled an aggregate of 4.2 million vested and unvested ZSUs held by certain employees in order to maintain compliance with certain laws. Please explain how you accounted for the cancellation and tell us the total amount of incremental cost resulting from the termination. Cite the specific accounting guidance that you relied upon in making this determination.

In December 2010, in order to maintain compliance with certain laws, the Company’s board of directors approved the cancellation of 4.2 million unvested ZSUs previously granted to the Company’s employees. The Company respectfully advises the Staff that this cancellation consisted only of unvested ZSUs. The prior disclosure on page F-30 of the Registration Statement incorrectly described the transaction as a cancellation of vested and unvested ZSUs. The Company has corrected the disclosure on page F-32 of the Amendment to reflect the facts of the transaction. At the time of cancellation, no decisions were made about whether or not the Company would issue replacement awards to the affected employees. The Company concluded that there was no legal requirement for the Company to provide any form of consideration as a consequence of this cancellation. Accordingly, the Company concluded that these awards were validly canceled in December 2010. Since ASC 718 does not define when a cancellation occurs, the Company used the date on which its board of directors approved the cancellation of the ZSUs as the cancellation date. ASC 718-20-35-9 states that previously unrecognized compensation cost should be recognized at the date of cancellation. Because the ZSUs were not probable of vesting (please refer to the Company’s response to comment 71), there was no unrecognized compensation cost to recognize. The awards granted to continuing employees affected by the cancellation have been accounted for in the same manner as described in the Company’s response to comment 71 below. No such awards were made or offered concurrent with the cancellation of the old awards, nor were any subsequent awards approved by the Company’s board of directors until March 2011 or later. Accordingly, ASC 718-20-35-8 does not apply (no incremental compensation cost to be recognized at the cancellation date).

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70.	Please explain how your disclosures comply with the requirements in ASC 718-10-50. In this respect, it is not clear how you have disclosed the number of shares authorized for awards other than to show additional share authorization amounts on page F-29.

The Company respectfully acknowledges the Staff’s comments and has reviewed 718-10-50-2(a), which reads as follows:

“The following list indicates the minimum information needed to achieve the objectives in the preceding paragraph and illustrates how the disclosure requirements might be satisfied. In some circumstances, an entity may need to disclose information beyond the following to achieve the disclosure objectives:

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as:

1.	The requisite service period(s) and any other substantive conditions (including those related to vesting)

2.	The maximum contractual term of equity (or liability) share options or similar instrument.

3.	The number of shares authorized for awards of equity share options or other equity instruments.”

The Company believes that the Staff’s comment refers to the third requirement in the excerpt above. The Company believes it has satisfied this disclosure requirement by disclosing the total number of shares authorized, 352.2 million, under the Company’s 2007 Equity Incentive Plan, from which all option awards or other equity instruments are issued, on page F-29 of the Amendment.

71.	We note that you have granted restricted stock units, or ZSUs, to your employees that generally vest upon the satisfaction of both a service-based condition of up to four years and a liquidity condition. We further note that the liquidity condition will not be met until the occurrence of a qualifying liquidity event (an initial public offering or change of control). Explain why you have not recorded any stock-based compensation expense to date on your ZSU grants that contain both a performance and liquidity condition. Cite the specific guidance in ASC 718 that you relied upon in making this determination. As part of your response. tell us whether you believe the satisfaction of the service condition and liquidity condition were probable of occurring as of December 31, 2010 and March 31, 2011.

The Company supplementally advises the Staff that it applied ASC 718-10-55-76 to account for its ZSUs. ASC 718-10-55-76 states that when an award vests upon the

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satisfaction of both a service and one or more performance conditions, the probability of outcomes of achievement must initially be determined. The example described in ASC 718-10-55-76 illustrated that “if initially the four-year service condition is probable of achievement and no performance condition is probable of achievement, then no compensation cost would be recognized unless the two performance conditions and the service condition subsequently become probable of achievement.”

While the Company believes that the service condition of the Company’s ZSUs, net of its estimate of forfeitures, was probable of achievement as of December 31, 2010 and March 31, 2011, the qualifying liquidity condition, which the Company concluded was a performance condition, was not probable of achievement on those dates. To determine the probability of achieving the qualifying liquidity event of the Company’s ZSUs, the Company applied the guidance established in the business combinations literature in paragraphs ASC 805-20-55-50 through 51, where the compensation cost of benefits that only vest upon the consummation of a business combination was deferred until consummation of the transaction, even when it became likely that the business combination would be consummated. The Company believes this guidance should be applied for awards that vest based upon an initial public offering or change of control. Accordingly, the Company does not believe that the qualifying liquidity event of the ZSUs is probable of achievement until an initial public offering or a change in control actually occurs. Because the qualifying liquidity condition was not probable of achievement as of December 31, 2010 and March 31, 2011, the Company did not recognize compensation costs related to its ZSUs in 2010 and in the three months ended March 31, 2011. In response to the Staff’s comments, the Company has revised the disclosure on pages F-30 and F-31 of the Amendment.

Note 9. Net Income (Loss) Per Share of Class A and Class B Common Stock

Unaudited Pro Forma Net Income Per Share for Class A and Class B Common Stock, page F-33

72.	We note from your disclosures on page 8 that the amendment to your certificate of incorporation redesignates currently outstanding Class A common stock and Class B common stock as “Class B common stock” and “Class C common stock”, respectively, and creates a new class of Class A common stock to be offered and sold in this offering. Please explain how your pro forma presentation of earnings per share on page F-33 reflects your redesignated currently outstanding Class A common stock and the new class of Class A common stock to be offered and sold in this offering.

The Company supplementally advises the Staff that no presentation of pro forma presentation of earnings per share for the Class C common stock was made because the certificate of incorporation effecting the authorization of the Class C common stock, and retitling of Class B common stock as Class C common stock, has not been filed with the Secretary of State of Delaware as of the filing date of the Registration Statement or the Amendment. Upon the approval and filing of the certificate of incorporation to effect

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the three class structure, the Company will provide appropriate disclosure or note they are the same in accordance with the guidance.

Note 10. Contingencies, page F-34

73.	We note from your disclosures that you are subject to legal proceedings, claims and litigation arising in the ordinary course of business. Please tell us whether it is reasonably possible that the outcome of the various legal proceedings, claims (both asserted and unasserted) and litigation could have a material effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred you must either disclose an estimate of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. We refer you to the guidance in ASC 450-20-50 and SAB Topic 5Y.

The Company does not believe it is reasonably possible that the outcome of current legal proceedings, claims and litigation could have a material effect on its financial statements. Accordingly, the Company does not believe that any additional disclosure is warranted at this time.

Note 12. Geographical Information, page F-35

74.	We note from your disclosures on page 1 that you offer your games on various platforms including Facebook, other platforms and mobile. We further note from your disclosures on page 47 that two or three games have generated the majority of your online game revenues. Explain to us the factors considered in your conclusion that you have one reportable segment in accordance with ASC 280-10-50, including your consideration of the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12, as applicable. As part of your response, tell us the separate revenue information for your online games that your CODM maker reviews to evaluate your operating performance.

The Company supplementally advises the Staff that the Company’s chief operating decision maker (“CODM”), which the Company has identified as its chief executive officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated bookings information for the Company’s online games to make resource allocation decisions and assess performance. No individual component of the Company’s business (e.g. online games or suite of games offered on any one platform), revenues or operating results are reviewed by the CODM on a regular basis for the purposes of allocating resources and assessing performance. Accordingly, the Company determined that it has a one operating segment. As such, the aggregation criteria and quantitative thresholds described in FASB ASC 280-10-50-11 and FASB ASC 280-10-50-12, respectively, were not applicable to the Company’s analysis.

Subsequent Events, page F-36

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75.	Please explain why the subsequent event note does not reflect the certificate of incorporation amendment re-designating currently outstanding Class A and B common stock as B and C. You appear to state in the head note prior to the 2-for-1 forward split that on April 18, 2011 that the re-designation is assumed or reflected in the March 31, 2011 financial statements.

The Company supplementally advises the Staff that it did not update the subsequent events footnote to reflect the three class structure because the certificate of incorporation effecting the authorization of the Class C common stock, and retitling of Class B common stock as Class C common stock, has not been filed with the Secretary of State of Delaware as of the filing date of the Registration Statement or the Amendment. Upon the approval and filing of the certificate of incorporation to effect the three class structure, the Company will provide appropriate disclosure and update all related disclosures to reflect the change in class structure.

Outside Back Cover Page

76.	Please supplementally provide us with support for the quotes appearing in this graphic.

In response to the Staff’s comment, the Company is supplementally providing the Staff with support for each of the quotes appearing in this graphic.

Recent Sales of Unregistered Securities, page II-2

77.	For each of the transactions listed in this section, name the persons or identify the class of persons to whom the securities were sold. Also, provide separate disclosure for each transaction currently aggregated in paragraphs (b)(8), (9) and (10), including disclosure regarding the nature and aggregate amount of consideration received by the registrant in each transaction. Refer to Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 and II-3 of the Registration Statement.

Exhibit Index

78.	We note that certain exhibits will be filed by an amendment. Please be advised that we may require additional time to review such exhibits when filed.

The Company acknowledges the Staff’s comment and will submit its exhibits for review by the Staff, in each case, as early as practicable.

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*    *    *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested representations.

Sincerely,

Cooley LLP

/s/ John T. McKenna

John T. McKenna

cc:	David M. Wehner, Zynga Inc.

Reginald D. Davis, Zynga Inc.

Karyn R. Smith, Zynga Inc.

Devang S. Shah, Zynga Inc.

Eric C. Jensen, Cooley LLP

Kenneth L. Guernsey, Cooley LLP

Keith F. Higgins, Ropes & Gray LLP

Brian C. Erb, Ropes & Gray LLP

Remco Bartman, Ernst & Young, LLP

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